January 12, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Song Brandon

Mail Stop 3628

100 F Street, NE

Washington, D.C. 20549

Re:	Marvell Technology Group Ltd.
Schedule TO-I
Filed on December 16, 2008
File No. 005-60245

Dear Ms. Brandon:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in its letter dated December 30, 2008 related to the Schedule TO-I filed by Marvell Technology Group Ltd. (the “Company”) on December 16, 2008 (the “Schedule TO-I”). For ease of reference, we have repeated the Staff’s comments in the comment letter in bold, italicized type and have followed each comment with the Company’s response.

Schedule TO-I

Exhibit (a)(1)(A): Offer to Exchange

General

1.	You disclose in the last paragraph of your cover page that you are not making an offer in any jurisdiction where the offer is not permitted. We refer to the all-holders provision applicable to issuer tender offers and the caveat to that requirement in Rule 13e-4(f)(11). Revise to clarify whether you are referring to a state within the United States. If not, explain in your response letter the authority upon which Marvell relies to reject tenders from security holders in jurisdictions outside the United States given the mandate of Rule 13e-4(f)(8)(i).

Response: The Company respectfully advises the Staff that all holders of eligible options (other than named executive officers of the Company and the members of the Company’s board

January 12, 2009

of directors), regardless of their state or other jurisdiction of residence, have been included in the offer to exchange. Had anyone been excluded from the offer to exchange, the Company would have been relying on the Commission’s March 21, 2001 exemptive order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits design decisions that are compensatory in nature and states that Rules 13e-4(f)(8)(i) and (ii) will not apply to such offers. The response below to the Staff’s second comment details the Company’s compliance with the terms of the Exemptive Order.

Summary Term Sheet and Questions and Answers, page 1

2.	It appears that you are relying upon the global exemptive Order issued by the Commission on March 21, 2001. Advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In preparing this response, specifically address whether an “employee benefit plan” may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

Response: The Company respectfully advises the Staff that it is relying upon the Exemptive Order. The Company believes that the conditions set forth in the global Exemptive Order have all been satisfied, including that all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405.

The Exemptive Order specifies that Rules 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers that satisfy the following conditions (the conditions are set forth in bold and the Company’s compliance with such conditions is detailed beneath such conditions):

The subject security is an option.

The subject securities eligible for exchange in the offer are options to purchase common shares of the Company.

The exchange offer is conducted for compensatory purposes.

The purpose behind the offer is compensatory in nature, as is stated in Question & Answer 5 and Section 3 on pages 4 and 38, respectively, of Exhibit (a)(1)(A) to the Schedule TO-I (such exhibit, the “Offer to Exchange”), by providing eligible employees and consultants of the Company with the opportunity to exchange stock options that are “underwater” (that is, that have an exercise price that is greater than the current fair

January 12, 2009

market value of the underlying stock) for restricted stock units. As a result, this meets the compensatory purpose of the Company by offering a way for optionees to restore the retention and incentive benefits of their Company equity awards.

As a result of the above, the Company believes that the offer is being conducted for compensatory purposes.

The issuer is eligible to use Form S-8, the options subject to the offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the offer will be issued under such an employee benefit plan.

The Company is eligible to use Form S-8.

All options subject to the offer were validly issued under the Company’s Amended and Restated 1995 Stock Option Plan, and all restricted stock units to be issued in connection with the offer will be issued under such plan. The plan is an employee benefit plan as defined in Rule 405 under the Securities Act, which specifically permits the grant of equity awards to consultants who meet certain conditions. The definition of “employee benefit plan” contained in Rule 405 of the Securities Act of 1933, as amended, is as follows:

“The term employee benefit plan means any written purchase, savings, option, bonus, appreciation, profit sharing, thrift, incentive, pension or similar plan or written compensation contract solely for employees, directors, general partners, trustees (where the registrant is a business trust), officers, or consultants or advisors. However, consultants or advisors may participate in an employee benefit plan only if:

1.	They are natural persons;

2.	They provide bona fide services to the registrant; and

3.	The services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant’s securities.”

The Company respectfully advises and confirms to the Staff that to the extent consultants are eligible to receive equity awards pursuant to the Company’s Amended and Restated 1995 Stock Option Plan, such consultants are natural persons that provide bona fide

January 12, 2009

services to the Company. Such services are not in connection with the offer or sale of the Company’s securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Company believes it has provided such disclosure in the Offer to Exchange.

As a result, the Company believes that the offer conforms to the conditions applicable for reliance on the global Exemptive Order.

Procedures for electing to exchange options, page 39

3.	We note your disclosure indicating that your determination of certain events will be “final and binding on all parties.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

Response: The Company acknowledges the Staff’s request and has revised the disclosure in the Schedule TO-I accordingly pursuant to a Schedule TO-I/A, which was filed in connection with this response.

Conditions of the offer, Page 43

4.	We note your disclosure in the last paragraph of this section where you provide that your “failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. . . .” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. When an offer condition is triggered by events that occur before the expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

January 12, 2009

Response: The Company acknowledges and understands the Staff’s comment. The Company hereby confirms that when an offer condition is triggered by events that occur before the expiration of the offer, the Company will inform target security holders how the Company intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer.

* * *

In connection with this letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by file-stamping the additional copy of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call James Laufman at (408) 222-8440 or the undersigned at (408) 222-8389 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ Clyde R. Hosein
Clyde R. Hosein
Chief Financial Officer, Interim Chief Operating Officer and Secretary